                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549







                                   FORM 11-K


[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended June 30, 1996

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934



                            MELAMINE CHEMICALS, INC.
                          EMPLOYEE 401(k) THRIFT PLAN
                            (Full title of the plan)



                            MELAMINE CHEMICALS, INC.
                     (Name of the issuer of the securities
                           held pursuant to the plan)



                                Highway 18 West
                        Donaldsonville, Louisiana 70346
                    (Address of principal executive office)

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

Statements of Financial Condition as of June 30, 1996 and 1995...............3

Statements of Income and Changes in Plan Equity for the year ended June 30, 1996 and June 30, 1995.......................................4

Notes to Financial Statements................................................5

Schedule II:  Allocation of Plan Assets and Liabilities to
 Investment Programs as of June 30, 1996 and 1995...........................11

Schedule III: Allocation of Plan Income and Changes in Plan
 Equity to Investment Programs for the year ended June 30, 1996 and June 30, 1995..........................................................13

                            MELAMINE CHEMICALS, INC.

                          EMPLOYEE 401(K) THRIFT PLAN

                       Statements of Financial Condition

                             June 30, 1996 and 1995
                                  (Unaudited)

           Assets                                       1996             1995
-------------------------------------               ------------     -----------

Cash                                                $    17,819      $     8,799
Group annuity contract, at
       current value                                  3,495,212        2,829,125
Certificate of Deposit Fund                             930,775          833,581
Common stock of Melamine
       Chemicals, Inc., at market
       value- 65,830 shares (cost -
       $522,375) at 1996 and 60,021
       shares (cost $455,424) at 1995                   601,028          540,189
Loans to participants (Note 2)                          480,281          451,690
Accrued employer contributions                            2,328           11,138
Accrued employee contributions                            5,859           25,098
Accrued interest and dividends                            1,108              147
Other accruals                                           (5,626)           5,893
                                                    -----------      -----------
                                                    $ 5,528,784      $ 4,705,660
                                                    ===========      ===========


Liabilities and Plan Equity

Plan equity                                           5,528,784        4,705,660
                                                    -----------      -----------
                                                    $ 5,528,784      $ 4,705,660
                                                    ===========      ===========




See accompanying notes to financial statements.

                            MELAMINE CHEMICALS, INC.

                          EMPLOYEE 401(K) THRIFT PLAN

                Statements of Income and Changes in Plan Equity

                             June 30, 1996 and 1995
                                  (Unaudited)


                                                       1996            1995
                                                    -----------     -----------

Additions:

       Interest income                              $   208,726     $   183,850
       Unrealized appreciation
           (depreciation) of assets (Note 3)            157,380         171,559
       Realized appreciation (depreciation)              10,436          38,019
       Employer contributions                           166,235         152,626
       Employee contributions                           365,546         329,317
       Accruals                                           1,110           7,608
       Miscellaneous                                          0           8,824
                                                    -----------     -----------
           Total Additions                              909,433         891,803


Deductions:

       Withdrawals                                      (86,309)        (43,306)
                                                                    -----------

       Net additions and other
           changes in plan equity
           for the period                               823,124         848,497

       Plan equity at beginning of
           the period                                 4,705,660       3,857,163
                                                    -----------     -----------

       Plan equity at end of period                 $ 5,528,784     $ 4,705,660
                                                    ===========     ===========






See accompanying notes to financial statements.

                            MELAMINE CHEMICALS, INC.

                          EMPLOYEE 401 (K) THRIFT PLAN

                         Notes to Financial Statements

                       Year Ended June 30, 1996 and 1995
                                  (Unaudited)


(1)    Summary of Significant Accounting Policies


       (a) Basis of Presentation

           The accompanying financial statements have been prepared on the accrual basis and present the equity available to participants in the Melamine Chemicals, Inc. Employee 401 (K) Thrift Plan (The Plan) and changes in equity of the Plan.

           The Plan is administered by the Thrift Committee (a Committee of three individuals appointed by the Melamine Chemicals, Inc. Board of Directors).

       (b) Investment in Trust Fund Managed by the Trustee

           Under the terms of a trust agreement between Melamine Chemicals, Inc. (The Company), and Bank One, Louisiana, N.A. (trustee), the trustee maintains a trust fund on behalf of the Plan. Premier Bank, N.A. served as Trustee prior to its merger with Bank One, Louisiana N.A. on January 2, 1996. The trust fund is segregated into five investment funds as follows: (1) a Government Fixed Fund (Fund A),
           (2) an Equity Fund (Fund B), (3) a Company Stock Fund (Fund C), (4) a Participant Loan Fund (Fund D) and (5) a Certificate of Deposit Fund (Fund E). AEGON USA, Inc. is administering all funds except the Company Stock Fund, Participant Loan Fund and the Certificate of Deposit Fund through Diversified Investment Advisors. Contributions allocated to the Company Stock Fund are invested in the common stock of the Company. The Loan Fund is used to maintain notes receivable from participants resulting from loans. Contributions allocated to the Certificate of Deposit Fund are managed by the First National Bank of Atlanta. Participants in the Plan are permitted to direct the investment of both employee and company contributions to the Plan in any of the funds available to the Plan, except Fund D.

                                                                    (Continued)

                            MELAMINE CHEMICALS, INC.

                          EMPLOYEE 401 (K) THRIFT PLAN

                         Notes to Financial Statements






           Melamine Chemicals, Inc. common stock and investment in the Government Fixed and Equity Funds are carried at current value in the accompanying statement of net assets available for plan benefits. Current value is determined by the Trustee which, for Melamine Chemicals, Inc. common stock, is based upon the closing sales price at June 30, 1996.

           The number of participants by fund at June 30, 1996, was as follows:

                                                    Number of
                        Fund                      Participants
                        ----                      ------------
                         A                             42

                         B                             38

                         C                             14

                         D                             49

                         E                             19


           Since, within certain limitations, investments may be made or held simultaneously in more than one fund by an individual participant, an individual may be included more than once in the above count. The individual participants in the Plan at June 30, 1996, numbered 85.





                                                                    (Continued)

                            MELAMINE CHEMICALS, INC.

                          EMPLOYEE 401 (K) THRIFT PLAN

                         Notes to Financial Statements



       (2) Contributions and Benefits

           The Plan is a contributory savings plan sponsored by the Company. Employees who have completed one year of service with the Company are eligible to participate in the plan. Participants may elect to make tax-deferred contributions to the Plan of up to 16% of compensation. The total amount of tax-deferred contributions is limited by federal tax legislation. Additionally, the Company matches 100% of the participant's contribution up to, but not exceeding, 4% of such participant's compensation. Participants pay no federal income tax on their tax-deferred contributions, on the employer contributions, or on any earnings on their accounts, until withdrawals or distributions are made from their accounts.

           Subject to the break-in-service provisions of the Plan, a participant becomes fully vested in their account balance derived from Company matching contributions upon the earliest of the following occurrences:

                  - Completion of five years of service

                  - Attainment of normal retirement age or early retirement date

                  - Death

                  - Total disability, as defined in the Plan

           Participants are at all times fully vested in their account balance derived from their own contributions, including any earnings or losses thereon.

           Withdrawals of vested account balances by a participant prior to retirement, death or disability are permitted if the participant suffers financial hardship as defined by the Plan.



                                                                    (Continued)

                            MELAMINE CHEMICALS, INC.

                          EMPLOYEE 401 (K) THRIFT PLAN

                         Notes to Financial Statements



           A participant may elect an immediate distribution of the vested portions of employee and company contributions, plus income and earnings thereon, as soon as practicable following termination of employment. If an immediate distribution is not requested by the participant upon termination, benefits shall be paid, or commence upon such participant's normal or early retirement date, subject to the death benefit provision which provides for a single lump sum distribution upon a participant's death. Upon termination, other than described above, the non-vested employer contributions and earnings are forfeited by participants and such amounts reduce employer contributions under the Plan.

           A participant may borrow from the vested portions of their account balance subject to several specific rules as defined by the Plan. No loan from the Plan may be in excess of the lesser of i) $50,000 reduced by the participant's highest outstanding loan balance during the preceding twelve-month period or ii) one half the participant's vested interest in the Plan. No loan may be for less than $1,000. The term of the loan shall not exceed 5 years unless the loan is to be used to purchase the participant's principal residence, in which case, the term of the loan may be 10 years. The annual loan interest rate shall be determined by the Thrift Committee, but in no instance should be more than the Bank One Certificate of Deposit rate plus 2%. Participants borrow from their Government Fixed Fund balances first and then their Equity, Certificate of Deposit and Company Stock Fund balances. Only one loan may be outstanding at one time. Loan repayments are automatically deducted from the participant's paychecks and replenish the funds that current contributions are being made to.

           Each participant's account is credited with the participant's contribution and an allocation of (a) the employer's contribution and (b) Plan earnings. Earnings are allocated based upon the participant's investment of his account balance in each of the funds. Forfeitures of terminated participants' non-vested accounts are used to reduce future employer contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. The Plan document and subsequent amendments more fully explain the details of the Plan and are made available to Plan participants by the Plan administrator.


                                                                    (Continued)

                            MELAMINE CHEMICALS, INC.

                          EMPLOYEE 401 (K) THRIFT PLAN

                         Notes to Financial Statements


       (3) Net Unrealized Appreciation of Investments

           Net unrealized appreciation of investments at June 30, 1996, and 1995 and the related changes during the year ended June 30, 1996, and 1995 were as follows:

                                                                             Company
                                                      Equity                  Stock
                                                       Fund                   Fund
                                               --------------------   --------------------
                                                 1996         1995       1996       1995
                                                 ----         ----       ----       ----
           Net unrealized appreciation
              (depreciation) at
              beginning of period               $120,112   $ 38,608   $ 86,395    $ (3,660)

           Net unrealized appreciation
              (depreciation) during
              the period                         163,501     81,504     (6,121)     90,055
                                                --------   --------   --------    --------

           Net unrealized appreciation
              (depreciation) at end of
              period                            $283,613   $120,112   $ 80,224    $ 86,395
                                                ========   ========   ========    ========

       (4) Federal Income Taxes

           The Company has received a favorable determination letter on March 26, 1996, from the Internal Revenue Service stating that the Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code.

       (5) Fees and Expenses

           The Company, as the Plan's sponsor, has absorbed the cost of the personnel required to maintain accounting records and allocate the assets of the Plan to participants' accounts. Fees and expenses paid by the Plan are generally reimbursed by the Company.




                                                                    (Continued)

                            MELAMINE CHEMICALS, INC.

                          EMPLOYEE 401 (K) THRIFT PLAN

                         Notes to Financial Statements


       (6) Contracts with Insurance Companies

           The Company has entered into a contract with Mutual Life Insurance Company of New York (MONY). The contract provides for two investment options; (1) Guaranteed Fixed Fund and (2) Equity Fund. Contributions allocated to the Equity Fund were invested in various types of securities at the sole discretion of MONY, subject to limitation by applicable state law. Participants' accounts are expressed in terms of units which are valued based upon the fair market value of the fund's assets at the valuation date. The dollar value of a unit in the Equity Fund may increase or decrease and was not guaranteed by MONY. The Company has a contract with AEGON USA, Inc. The investment options are administered through Diversified Investment Advisors (DIA).

       (7) Plan Termination

           The Board of Directors of the Company expects to continue the Plan indefinitely; however, they reserve the right to amend, modify or discontinue the plan at any time. In the event of Plan termination, participants will become fully vested in their accounts.

       (8) Investment Management Agreement

           As of July 1, 1990, the company entered into an investment management agreement with The First National Bank of Atlanta. The agreement provides for an investment option in the Certificate of Deposit Fund of the First Wachovia Diversified Funds for Retirement Trusts. The fund is invested in large certificates of deposit issued by federally insured banks, who have a Keefe Bruyette rating of B or better. The fund is valued monthly. Unit value remains a constant $100.

                                                                    Schedule II



                            MELAMINE CHEMICALS, INC.

                          EMPLOYEE 401 (K) THRIFT PLAN

        Allocation of Plan Assets and Liabilities to Investment Program

                                 June 30, 1995
                                  (Unaudited)


                              Government             Company
                                Fixed      Equity     Stock     Loan
    Assets                       Fund       Fund      Fund      Fund    CD Fund    Total
    ------                       ----       ----      ----      ----    -------    -----

Cash                            $   ---       ---     8,218       541        40      8,799
Group annuity contract, at
 current value (Note 6)         2,205,325   623,800    ---       ---       ---   2,829,125
Certificate of Deposit Fund         ---       ---      ---       ---    833,581    833,581
Common stock of Melamine
 Chemicals, Inc., at market
 value - 60,021 shares
 (cost - $455,424)                  ---       ---    540,189     ---       ---     540,189
Loans to participants (Note 2)      ---       ---       ---   451,690      ---     451,690
Accrued employer contributions      7,288     1,820     ---      ---      2,030     11,138
Accrued employee contributions     16,243     4,588     ---      ---      4,267     25,098
Accrued interest and dividends         65        13       28       26        15        147
Other accruals                      8,164     4,717   (8,199)    (514)    1,725      5,893
                               ----------   -------  -------  -------   -------  ---------
                               $2,237,085   634,938  540,236  451,743   841,658  4,705,660
                               ==========   =======  =======  =======   =======  =========


Liabilities and Plan Equity

Plan Equity                    $2,237,085   634,938  540,236  451,743   841,658  4,705,660
                               ==========   =======  =======  =======   =======  =========
                               $2,237,085   634,938  540,236  451,743   841,658  4,705,660
                               ==========   =======  =======  =======   =======  =========

Number of units outstanding     2,205,325    15,254   60,021              8,082
                               ==========   =======  =======            =======

Plan equity per unit           $     1.01     41.62     9.00             104.14
                               ==========   =======  =======            =======

                                                                    Schedule II


                            MELAMINE CHEMICALS, INC.

                          EMPLOYEE 401 (K) THRIFT PLAN

        Allocation of Plan Assets and Liabilities to Investment Program

                                 June 30, 1996
                                  (Unaudited)

                              Government             Company
                                Fixed      Equity     Stock     Loan
    Assets                       Fund       Fund      Fund      Fund    CD Fund    Total
    ------                       ----       ----      ----      ----    -------    -----

Cash                           $    5,400     5,520    6,827       57        15    17,819
Group annuity contract, at
  current value (Note 6)        2,141,940 1,353,272    ---     ---         ---  3,495,212
Certificate of Deposit Fund         ---       ---      ---     ---      930,775   930,775
Common stock of Melamine
 Chemicals, Inc., at market
 value - 65,830 shares
 (cost - $522,375)                  ---       ---    601,028    ---        ---    601,028
Loans to participants (Note 2)      ---       ---      ---    480,281      ---    480,281
Receivable from (payable to)
  other funds                      26,331   (26,328)      (3)   ---        ---

Accrued employer contributions      ---       ---      ---      ---       2,328      2,328
Accrued employee contributions      ---       ---      ---      ---       5,859      5,859
Accrued interest and dividends         45        18        9    ---       1,036      1,108
Other accruals                         (1)    ---     (6,826)     (58)    1,259     (5,626)
                               ---------- ---------  -------  -------   -------  ---------
                               $2,173,715 1,332,482  601,035  480,280   941,272  5,528,784
                               ========== =========  =======  =======   =======  =========


Liabilities and Plan Equity

Plan Equity                    $2,173,715 1,332,482  601,035  480,280   941,272  5,528,784
                               ========== =========  =======  =======   =======  =========
                               $2,173,715 1,332,482  601,035  480,280   941,272  5,528,784
                               ========== =========  =======  =======   =======  =========

Number of units outstanding     2,141,940    26,444   65,830              9,297
                               ========== =========  =======            =======

Plan equity per unit           $    1.01      50.39     9.13             101.24
                               ========== =========  =======            =======

                                                                   Schedule III

                            MELAMINE CHEMICALS, INC.

                          EMPLOYEE 401(K) THRIFT PLAN

  Allocation of Plan Income and Changes in Plan Equity to Investment Programs

                            Year ended June 30, 1995
                                  (Unaudited)



                                     Government             Company
                                       Fixed      Equity     Stock     Loan
    Assets                              Fund       Fund      Fund      Fund    CD Fund    Total
    ------                              ----       ----      ----      ----    -------    -----

Additions:

Interest Income                      $  111,135        26       168    30,834    41,687   183,850
Unrealized appreciation
  (depreciation) of assets
  (Note 3)                                ---      81,504    90,055     ---       ---     171,559
Realized appreciation (depreciation)      ---         136    37,883     ---       ---      38,019
Employer contributions                   82,452    17,234    28,029     ---      24,911   152,626
Employee contributions                  179,774    45,033    50,837     ---      53,673   329,317
Accruals                                     65        13        28     7,269       233     7,608
Miscellaneous                             ---       ---       ---       8,824     ---       8,824
Loan Repayments                         103,137    22,151    23,740  (164,860)   15,832     ---
                                     ----------   -------   -------  --------   -------   -------
  Total additions                    $  476,563   166,097   230,740  (117,933)  136,336   891,803


Deductions:

Withdrawals                             (14,400)   (1,826)   (3,028)    ---     (24,052)  (43,306)

Transfers between funds                (191,783)  169,380    25,000     ---      (2,597)    ---
New loans                              (165,540)    ---      (3,621)  195,218   (26,057)    ---
                                     ----------   -------   -------  --------   -------  ---------

  Net additions and other changes
  in plan equity for the period         104,840   333,651   249,091    77,285    83,630   848,497

  Plan equity at June 30, 1994       $2,132,245   301,287   291,145   374,458   758,028 3,857,163

  Plan equity at June 30, 1995       $2,237,085   634,938   540,236   451,743   841,658 4,705,660

                                                                   Schedule III

                            MELAMINE CHEMICALS, INC.

                          EMPLOYEE 401(K) THRIFT PLAN

  Allocation of Plan Income and Changes in Plan Equity to Investment Programs

                            Year ended June 30, 1996
                                  (Unaudited)

                                     Government              Company
                                       Fixed      Equity      Stock     Loan
    Assets                              Fund       Fund        Fund      Fund    CD Fund    Total
    ------                              ----       ----        ----      ----    -------    -----

Additions:

Interest Income                      $ 121,677         68        173     35,997   50,811  208,726
Unrealized appreciation
  (depreciation) of assets
  (Note 3)                              ---       163,501     (6,121)     ---      ---     157,380
Realized appreciation (depreciation)    ---          ---      10,436      ---      ---      10,436
Employer contributions                  74,203     37,572     28,224      ---     26,236   166,235
Employee contributions                 172,022     87,229     45,348      ---     60,947   365,546
Accruals                                    45         18          9      ---      1,038     1,110
Loan Repayments                        143,222     35,982     14,665   (231,458)  37,589     ---
                                    ----------   ---------   -------   --------  -------  ---------
  Total additions                   $  511,169    324,370     92,734   (195,461) 176,621   909,433

Deductions:

Withdrawals                            (58,901)     (3,408)     ---       ---    (24,000)  (86,309)

Transfers between funds               (322,251)    399,780   (23,337)   (35,868) (18,324)    ---

New Loans                             (193,387)    (23,198)   (8,598)   259,866  (34,683)    ---
                                    ----------   ---------   -------   --------  -------  ---------
  Net additions and other changes
  in plan equity for the period        (63,370)    697,544    60,799     28,537   99,614    823,124

  Plan equity at June 30, 1995      $2,237,085     634,938   540,236    451,743  841,658  4,705,660
                                    ----------   ---------   -------   --------  -------  ---------

  Plan equity at June 30, 1996      $2,173,715   1,332,482   601,035    480,280  941,272  5,528,784
                                    ==========   =========   =======   ========  =======  =========

                                   SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Thrift Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.







                                            MELAMINE CHEMICALS, INC.
                                            EMPLOYEE 401 (k) THRIFT PLAN



Date:   December 26, 1996                   By:  /s/ K. Michael Fowler
     ---------------------------               ---------------------------
                                               Title:  Member, Thrift Committee